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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

     NUTRASTAR INCORPORATED (formerly Alliance Consumer International, Inc.)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                     67090B
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                                 (CUSIP Number)

      PATRICIA MCPEAK, 1261 HAWK'S FLIGHT COURT, EL DORADO HILLS, CA 95762,
                                 (916) 933-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 14, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  67090B

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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only).

     PATRICIA MCPEAK
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)             OO

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization         UNITED STATES

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Number of               7. Sole Voting Power             13,699,336
Shares
Beneficially            --------------------------------------------------------
Owned by
Each                    8. Shared Voting Power                    0
Reporting
Person                  --------------------------------------------------------
With
                        9. Sole Dispositive Power         13,699,336

                        --------------------------------------------------------

                        10. Shared Dispositive Power               0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    13,705,101

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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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13.  Percent of Class Represented by Amount in Row (11)               66%

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

14.  Type of Reporting Person (See Instructions)               IN

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Item 1:

Common Stock

NutraStar Incorporated (formerly Alliance Consumer International, Inc.)

Item 2:

     (a)  Patricia McPeak
     (b)  1261 Hawks' Flight Court, El Dorado Hills, CA 95762
     (c)  President, Chief Executive Officer and Director of Issuer
     (d) Reporting person has not been convicted, during the past five years, in a criminal proceeding.
     (e) Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  USA

Item 3:

Shares were acquired in a share exchange transaction in which 17,000,000 shares of the Issuer's common stock, representing approximately 82% of the Issuer's then outstanding common stock, were issued in exchange for all of the outstanding common stock of NutraStar Technologies Incorporated.


Item 4:

The shares were acquired as part of a share exchange transaction in which the reporting person received 13,699,336 shares of the Issuer's common stock in exchange for the reporting person's ownership interest in NutraStar Technologies Incorporated. The Board of Directors of the Issuer converted the options held by the reporting person into 28,820 options of the Issuer. 5,764 options are exercisable within 60 days of the date of this report.

Item 5:

     (a)  13,705,101 shares, 66% percent
     (b)  13,699,336
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable

Item 6:

The reporting person has entered into an option agreement with Joseph D. Kowal, a vendor of the Issuer in connection with a settlement agreement between the Issuer and the vendor. The option agreement gives the optionee the option to purchase 100,000 shares of the Issuer's common stock from the reporting person for 1 year from December 13, 2001.

The reporting person entered into an Escrow Agreement under which the reporting person pledged a total of 835, 730 shares of the Issuer's common stock held by the reporting person as a personal guaranty to a settlement agreement between the Issuer and Faraday Financial, Inc. Under the terms of the Escrow Agreement, the reporting person's shares may be released from escrow in the event the Issuer fails to cause a Registration Statement (as further defined in the Personal Guaranty) to be come effective by July 2, 2002.


Item 7:

The Plan and Agreement of Exchange dated November 9, 2001 was previously filed with the Securities and Exchange Commission as an Exhibit to the Issuer's Form 8-K filed on November 19, 2001 and is incorporated herein by reference and a copy of which is filed as an exhibit to this Schedule 13D. The Option Agreement dated December 13, 2001 is incorporated herein by reference and a copy of which is filed as an exhibit to this Schedule 13D. The Escrow Agreement dated December 13, 2001 is incorporated herein by reference and a copy of which is filed as an exhibit to this Schedule 13D.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date
December 21, 2001
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Signature
S/Patricia McPeak
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Name/Title: Patricia McPeak

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)